SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)(1)

Redback Networks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

757209101

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

(1)           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757209101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership (“KPCB VIII”) 77-0431351

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,357,683

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,357,683

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,357,683

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KPCB VIII Associates, L.P., a California limited partnership (“KPCB VIII Associates”) 94-3240818

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,357,683 shares are directly held by KPCB VIII. KPCB VIII Associates is the general partner of KPCB VIII.

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,357,683 shares are directly held by KPCB VIII. KPCB VIII Associates is the general partner of KPCB VIII.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,357,683

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vinod Khosla

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 431,552

6.

Shared Voting Power
5,357,683 shares directly held by KPCB VIII.  Mr. Khosla is a general partner of KPCB VIII Associates.  Mr. Khosla disclaims beneficial ownership of the shares held directly by KPCB VIII.

	7.	Sole Dispositive Power 431,552

8.

Shared Dispositive Power
 5,357,683 shares directly held by KPCB VIII.  Mr. Khosla is a general partner of KPCB VIII Associates.  Mr. Khosla disclaims beneficial ownership of the shares held directly by KPCB VIII.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,789,235

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Redback Networks, Inc..
	(b)	Address of Issuer's Principal Executive Offices 250 Holger Way San Jose, CA 95134-1362

Item 2.
	(a)	Name of Person Filing This statement is being filed by KPCB VIII Associates. Mr. Khosla, a general partner of KPCB VIII Associates. KPCB VIII Associates is general partner to KPCB VIII.
	(b)	Address of Principal Business Office or, if none, Residence c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road, Menlo Park, California 94025
	(c)	Citizenship The entities listed in 2(a) are California limited partnerships. The individual listed in 2(a) is a United States citizen.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 757209101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a: Not Applicable
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. See rows 5-11 of cover sheets hereto.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

This statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of Redback Networks, Inc.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003
Vinod Khosla		KPCB VIII ASSOCIATES, L.P., A CALIFORNIA LIMITED PARTNERSHIP

Signature:	/s/ Susan Biglieri	Signature:	/s/ Brook H. Byers
	Susan Biglieri		Brook H. Byers
	Attorney-in-Fact		A General Partner

KLEINER PERKINS CAUFIELD & BYERS VIII, L.P., A CALIFORNIA LIMITED PARTNERSHIP

		By:	KPCB VIII Associates, L.P., a California Limited Partnership, its General Partner

		Signature:	/s/ Brook H. Byers
Brook H. Byers
A General Partner

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d1 of the Act the statement dated February 14, 2003, containing the information required by Schedule 13G, for the securities of Redback Networks, Inc., held by Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership, and with respect to the general partner, such other holdings as may be reported therein.

Date: February 14, 2003
Vinod Khosla		KPCB VIII ASSOCIATES, L.P., A CALIFORNIA LIMITED PARTNERSHIP

Signature:	/s/ Susan Biglieri	Signature:	/s/ Brook H. Byers
	Susan Biglieri		Brook H. Byers
	Attorney-in-Fact		A General Partner

KLEINER PERKINS CAUFIELD & BYERS VIII, L.P., A CALIFORNIA LIMITED PARTNERSHIP

		By:	KPCB VIII Associates, L.P., a California Limited Partnership, its General Partner

		Signature:	/s/ Brook H. Byers
Brook H. Byers
A General Partner